Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: July 6, 2004	No. 23/04

IAMGOLD SHAREHOLDERS FAIL TO APPROVE THE WHEATON MERGER

IAMGOLD BOARD CONTINUES TO RECOMMEND THAT IAMGOLD
 SHAREHOLDERS REJECT GOLDEN STAR BID

Toronto, Ontario: July 6, 2004 — IAMGOLD Corporation announced today that, at the annual and special meeting of IAMGOLD shareholders held today in Toronto, the shareholders of IAMGOLD failed to approve the issuance of IAMGOLD common shares in connection with the business combination of IAMGOLD and Wheaton River Minerals Ltd. by the required majority. Consequently, the merger of IAMGOLD and Wheaton will not proceed.

Joseph Conway, President and CEO of IAMGOLD commented on the outcome of the shareholder meeting stating: “It’s apparent from the outcome of the vote that we have a significantly split shareholder base regarding the Axiom transaction, IAMGOLD status quo or the Golden Star alternative. Clearly, a vote against the Axiom transaction is not a vote in favour of the Golden Star bid. In the near term we will consider our shareholders objectives and review our position accordingly.”

Golden Star Resources Ltd. recently varied the terms of its unsolicited, non-negotiated take-over bid for the common shares of IAMGOLD. As previously announced, the Board of Directors of IAMGOLD unanimously recommends that IAMGOLD shareholders reject the revised Golden Star bid. The Board’s recommendations, which are based in part on the report and recommendations of a Special Committee of independent directors of IAMGOLD, will be set out in a notice of amendment to the previously issued IAMGOLD directors’ circular that IAMGOLD expects to mail to its shareholders in the near future.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.